UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33311

NAVIOS MARITIME HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)

American Depositary Shares, each representing 1/100th of a Share of Series G

8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)

American Depositary Shares, each representing 1/100th of a Share of Series H

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On October 22, 2023, Navios Maritime Holdings Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”) and, for limited purposes, N Shipmanagement Acquisition Corp. (“NSC”), another company affiliated with Ms. Frangou. Pursuant to the Merger Agreement, consummated on December 14, 2023, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Upon consummation of the Merger, the Company became a wholly owned by NLHC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navios Maritime Holdings Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVIOS MARITIME HOLDINGS INC.

Date: December 26, 2023	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer